Exhibit 99

CHAIRMAN & CEO	EXECUTIVE COMMITTEE
C. H. (SCOTT) REES III	P. SCOTT FROST - DALLAS
PRESIDENT & COO	J. CARTER HENSON, JR. - HOUSTON
DANNY D. SIMMONS	DAN PAUL SMITH - DALLAS
EXECUTIVE VP	JOSEPH J. SPELLMAN - DALLAS
G. LANCE BINDER	THOMAS J. TELLA II - DALLAS

January 29, 2010

Mr. Chris Miller

CNX Gas Corporation

1000 CONSOL Energy Drive

Canonsburg, Pennsylvania 15317-6506

Dear Mr. Miller:

In accordance with your request, we have audited the estimates prepared by CNX Gas Corporation (CNX), as of December 31, 2009, of the proved reserves and future revenue to the CNX interest in certain oil and gas properties located in the Appalachian Basin of the United States. It is our understanding that the proved reserves estimates shown herein constitute all of the proved reserves owned by CNX. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves and future revenue have been prepared in accordance with the definitions and guidelines of the SEC and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. This report has been prepared for CNX’s use in filing with the SEC.

The following table sets forth CNX’s estimates of the net reserves and future net revenue, as of December 31, 2009, for the audited properties:

	Net Reserves		Future Net Revenue (M$)
Category	Oil (MBBL)	Gas (MMCF)	Total	Present Worth at 10%

Proved Developed Producing	200.844	990,542.562	2,511,027.000	1,287,603.000
Proved Developed Non-Producing	0.000	48,509.859	119,188.328	66,776.156
Proved Undeveloped	0.000	871,132.750	1,225,879.375	125,963.820

Total Proved	200.844	1,910,185.250	3,856,094.500	1,480,342.500

Totals may not add because of rounding.

The oil reserves shown include crude oil and condensate. Oil volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases. The table following this letter sets forth CNX’s estimates of net reserves and future revenue by reserves category.

When compared on a well-by-well basis, some of the estimates of CNX are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. However, in our opinion the estimates of CNX’s proved reserves and future revenue shown herein are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. These principles are set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. We are satisfied with the methods and procedures used by CNX in preparing the December 31, 2009, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by CNX.

4500 THANKSGIVING TOWER • 1601 ELM STREET • DALLAS, TEXAS 75201-4754 • PH: 214-969-5401 • FAX: 214-969-5411	nsai@nsai-petro.com
1221 LAMAR STREET, SUITE 1200 • HOUSTON, TEXAS 77010-3072 • PH: 713-654-4950 • FAX: 713-654-4951	netherlandsewell.com

The estimates shown herein are for proved reserves only. CNX’s estimates do not include probable or possible reserves that may exist for these properties, nor do they include any value for undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.

Prices used by CNX are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for the period January through December 2009. For oil volumes, the average Wall Street Journal West Texas Intermediate (Cushing) spot price of $61.18 per barrel is adjusted by lease for quality, transportation fees, and regional price differentials. For gas volumes, the average Platts Gas Daily Henry Hub spot price of $3.866 per MMBTU is adjusted by lease for energy content, transportation fees, and regional price differentials. As a reference, the average Plains Marketing, L.P. West Texas Intermediate posted price for the same time period was $57.65 per barrel. All prices are held constant throughout the lives of the properties. CNX has included economic projections in the proved developed producing category to account for the incremental income received from certain gas price hedge contracts currently in place.

Lease and well operating costs used by CNX are based on historical operating expense records. These costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Headquarters general and administrative overhead expenses of CNX are included to the extent that they are covered under joint operating agreements for the operated properties. Lease and well operating costs are held constant throughout the lives of the properties. CNX’s estimates of capital costs are included as required for workovers, new development wells, production equipment, and abandonment. The future capital costs are held constant to the date of expenditure.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates. Also, estimates of reserves may increase or decrease as a result of future operations.

It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of all properties. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by CNX with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. We used standard engineering and geoscience methods, or a combination of methods, such as performance analysis, volumetric analysis, and analogy, that we considered to be appropriate and necessary to establish the conclusions set forth herein. Our audit did not include a review of CNX’s overall reserves management processes and practices.

In evaluating the information at our disposal concerning this audit, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by CNX, are on file in our office. The technical persons responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties and are not employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-002699

By:
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

RBT:LPV

SUMMARY OF NET RESERVES AND FUTURE REVENUE

CNX GAS CORPORATION INTEREST

AS OF DECEMBER 31, 2009

	Net Reserves		Future	Operating	Production	Severance	Investment Including	Future Net Revenue(M$)
Category	Oil (MBBL)	Gas (MMCF)	Gross Revenue (M$)	Expense (M$)	Tax (M$)	Tax (M$)	Abandonment (M$)	Total	Discounted At 10%

Proved Developed Producing	200.844	990,542.562	3,954,882.406	1,570,986.000	104,565.906	18,741.934	57,051.465	2,203,536.406	1,006,167.594
Gas Contract Revenue	0.000	0.000	307,490.594	0.000	0.000	0.000	0.000	307,490.594	281,435.406

Total Proved Developed Producing	200.844	990,542.562	4,262,373.000	1,570,986.000	104,565.906	18,741.934	57,051.465	2,511,027.000	1,287,603.000

Proved Developed Non-Producing	0.000	48,509.859	196,149.062	70,372.922	3,414.903	540.435	2,632.500	119,188.328	66,776.156

Proved Undeveloped	0.000	871,132.750	3,516,672.750	1,258,759.875	82,540.602	13,608.883	935,884.812	1,225,879.375	125,963.820

Total Proved	200.844	1,910,185.250	7,975,194.500	2,900,119.000	190,521.375	32,891.258	995,568.875	3,856,094.500	1,480,342.500

Totals may not add because of rounding.

All estimates and exhibits herein are part of this NSAI report and are subject to its parameters and conditions.